Syneron Appoints New Vice President of Sales

Promotion of Experienced Regional Manager Will Strengthen Sales of elos Products Throughout N. American Market

YOKNEAM, ISRAEL and TORONTO -- 08/25/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) and Syneron North America, today announced the appointment of industry veteran Brian Lodwig to the position of Vice President of Sales for North America. Lodwig has a proven track record with the Company, most recently in the position of Director of Sales. As Vice President of Sales, Lodwig is directing the launch of the VelaSmooth treatment for cellulite in the North American market, while continuing to expand U.S. and Canadian sales of the Company's other medical aesthetic products.

"In 2004 Syneron experienced a world-wide sales explosion, and we succeeded in building the broadest product portfolio in the industry," said North American President Domenic Serafino. "As Syneron continues to develop and market innovative treatments for a wide variety of aesthetic indications, the Company is mindful to recognize outstanding efforts from within our top-notch team. Brian is experienced, highly motivated and results-oriented. With his expanded leadership responsibilities, we expect to increase the reach and effectiveness of our North American sales efforts."

Lodwig brings more than a decade of sales and marketing experience in medical aesthetics and laser treatments to Syneron. Since joining the Company in 2003 as Regional Sales Manager of the Western U.S. region, Lodwig has focused on increasing market share for Syneron's elos technology. Prior to joining Syneron, Lodwig held sales positions with Lumenis and Luxar Laser Systems (later purchased by ESC).

According to Lodwig, "Syneron is poised to take advantage of the explosive growth in the medical aesthetics market. As part of the team, I look forward to leading the Company's expanding sales initiatives and forging new relationships to expand Syneron's footprint in the industry."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost- effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia- Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Syneron North America
Domenic Serafino
President Syneron North America
(905) 886-9235 ext. 247
doms@syneron.com